UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 21, 2008

Commission File Number: 0-12895

ALL-STATE PROPERTIES, L.P.
(Name of Small Business Issuer in its charter

Delaware	59-2399204
(State or other jurisdiction of Incorporation or organization)	(IRS Employee Identification N0.)

106 Glenwood Dr., South Liverpool, NY 13090
(Address of principal executive offices and Zip Code)

315-451-7515
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

ALL-STATE PROPERTIES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

ALL-STATE PROPERTIES, L.P. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY UNIT HOLDERS OF ALL-STATE PROPERTIES, L.P.. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about May 22, 2008, to the holders of units, par value $0.001 (the “Units”) of All-State Properties, L.P. a Delaware limited partnership (“All-State” or the “Company”), as of April 21, 2008.  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Partnership (the “Partnership”) to fill seats on the Company’s Partnership.  The resignation of the existing partners, and the appointment of new partners, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On March 3, 2008, the Company and Joseph Meuse (“Meuse”) entered into an Unit Purchase Agreement (the “Agreement”) with Greenwich Holdings, LLC, a New York limited liability company (“Greenwich”) for the purchase of a of a control block of units consisting of fifty and one hundredth percent (50.01%) of the outstanding common units of the Company, which resulted in a change of the Company’s management, Partnership, and ownership.

Pursuant to the terms of the Agreement, effective on March 3, 2008 (the “Closing Date”), the following occured:

•

The Sellers sold units representing 50.01% of the issued and outstanding units of All-State (the “All-State Units”), to Greenwich, which will also represent 50.001% of the outstanding voting rights of All-State;

•

Under the Agreement, at Closing, Meuse resigned as All-State’s sole partner;

•

Under the Agreement, at Closing, Garry McHenry was appointed as the sole General Partner, effectuating a change in a majority of All-State’s Partnership.

You are urged to read this Information Statement carefully.

You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of the close of business on March 3, 2008, there were 3,118,065 units of All-State units issued and outstanding.  As of the Closing of the transactions under the Agreement, there are 8,939,065 shares of All-State units issued and outstanding.  The outstanding units of All-State are held of record by approximately 1,316 unit holders.  Each unit of All-State’s units entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on April 21, 2008 the total number of shares owned beneficially by our directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities. The unit holders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

Units

		Before Transaction		After Transaction

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)

Units	Joseph Meuse (3)(4)(5)	-0-	0% (5)	-0-	0%

Units	J.W. Sopher (6)	165,000	5.29%	165,000	1.84%

Units	Stanley R. Rosenthal (7)	156,474	5.01%	156,474	1.75%

Units	Greenwich Holdings, LLC (8)	-0-	0%	4,471,000	50.01%

Units	Garry McHenry (8)(9)	-0-	0%	200,000	2.23%

Units	Don Baulch (10)	-0-	0%	250,000	2.79%

Units	Belmont Partners, LLC (11)	-0-	0%	800,000	8.94%

Units	SCI Consulting, Inc. (12)	-0-	0%	100,000	1.11%

	All Partners as a Group (1 Person)	0	0%	200,000	2.23%

(1)

Based on 3,118,065 units issued and outstanding.

(2)

Based on 8,939,065 units issued and outstanding.

(3)

Indicates a Partner of the Company.

(4)

The unit holder’s address is c/o All-State Properties, Inc., 106 Glenwood Drive, South, Liverpool, NY 13090.

(5)

Mr. Meuse’s resignation as a Partner of All-State was effective March 3, 2008.

(6)

The unit holder’s address is 425 E. 61st Street, New York, NY 10020.

(7)

Indicates a former Partner of the Company.

(8)

The unit holder’s address is c/o All-State Properties, Inc., 106 Glenwood Drive, South, Liverpool, NY 13090.

(9)

Indicates a newly appointed General Partner.

(10)

The unit holder’s address is c/o Belmont Partners, LLC, P.O. Box 393, Washington, VA 22747.

(11)

The unit holder’s address is Belmont Partners, LLC, P.O. Box 393, Washington, VA 22747.

(12)

The unit holder’s address is SCI Consulting, Inc., 1509 Kylie Heights, Woodland Park, CO 80863.

Changes in Control

On March 3, 2008, the Company and Joseph Meuse (“Meuse”) entered into an Unit Purchase Agreement (the “Agreement”) with Greenwich Holdings, LLC, a New York limited liability company (“Greenwich”) for the purchase of a of a control block of units consisting of fifty and one thousandth percent (50.01%) of the outstanding common units of the Company, which resulted in a change of the Company’s management, Partnership, and ownership.

PARTNERS

Partners

The following table sets forth the names and ages of the current and incoming partners and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a partner or executive officer of the Company.  The executive officers of the Company are elected annually by the Partnership.  The Partners serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Partnership.  Unless described below, there are no family relationships among any of the Partners.

Name	Age	Position(s)
Joseph Meuse (1)	37	General Partner
Garry McHenry (2)	50	General Partner

(1)

Outgoing General Partner

(2)

Incoming General Partner

Joseph Meuse was our General Partner. Mr. Meuse has been involved with corporate restructuring and reverse mergers since 1995.  He has been a Managing Partner at Belmont Partners as well as Castle Capital Partners since 1995. Additionally, Mr. Meuse maintains a position as a Board member of the following corporations: Comprehensive Healthcare Solutions, Pivotal Technologies, Inc., Adrenaline Nation Media Networks, Inc. Niagara Systems, Inc., Retail Holdings, Inc., NuOasis Laughlin, Inc., Big Red Gold, Inc., PacWest Transfer, Global Filings, and 3-D Shopping, Inc. Mr. Meuse attended the College of William and Mary.

As of the date of this filing, there has not been any material plan, contract or arrangement (whether or not written) to which Mr. Meuse is a party in connection with this appointment as a general partner of this Company.

Garry McHenry started his career in the Telecommunications field in 1991 with Protel, a leading manufacturer of public payphones, where he helped develop one of the first fixed wireless public payphones.  He has also served as Manager of Engineering of Wireless Payphones with Technology Service Group (which was one of the leading suppliers to Bell South), as Manager of South-Eastern Sales with U.S. Long Distance, LCI and Qwest Communications, and as Manager of International Sales for American International Telephone where he was responsible for the Nortel switching equipment line of products.  He is currently President of Digital Utilities, Inc.  Mr. McHenry is a graduate of the Rochester Institute of Technology.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any partner, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Units and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their 16(a) filings.

PARTNERSHIP MEETINGS AND COMMITTEES

Partnership Meetings

During the fiscal year ended June 30, 2007, our Partners held 1 meeting. Our Partners have not established any committees.  During fiscal 2007, all directors attended at least 75% of the meetings of our Board of Directors.

Nominee Recommendation Procedures

Our Board of Directors has not established a formal process for unit holders to nominate Partners or to send communications to members of the Partnership.  As of the date of this filing, our Partnership has never received any nominations from unit holders.  Any unit holder may send a communication or nomination to any member of the Partnership to our address at All-State Properties, Inc., 106 Glenwood Drive, South, Liverpool, NY 13090, Attn: General Partner. If we receive a communication, it will be forwarded to the relevant member of our Partnership, and if we receive a Partner nomination, it will be forwarded to the entire Partnership.

Director Independence

Our Partnership consists of one member, Mr. Garry McHenry, who also serves as our General Partner.  Mr. Garry McHenry is not considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

None of the newly appointed partners would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

EXECUTIVE COMPENSATION

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) our General Partner and (ii) all other executive officers who earned in excess of $100,000 in the fiscal year ended June 30, 2007 (“Named Executive Officers”):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) *	Option Awards ($) *	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Joseph Meuse	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
General Partner	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2005	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Compensation of Partners

Our Partnerswill not receive compensation for services provided as a member of our Partnership or any committee thereof, but directors may be reimbursed for certain expenses incurred in connection with attendance at Partnership and committee meetings.

Employment Agreements

We have not entered into any employment agreements with our management personnel to retain their services.

STOCK OPTIONS

We have not issued any stock options to any partners or staff.

Dated: April 21, 2008	By order of the General Partner

/s/ Garry McHenry
Garry McHenry
General Partner

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